Exhibit 99.1

Bitauto Announces Second Quarter 2011 Results

Company’s Board of Directors Approves Share Repurchase Program

BEIJING, China, August 12, 2011 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 2011.1

Second Quarter 2011 Highlights

•	Revenue in the second quarter of 2011 was RMB155.9 million ($24.1 million), a 43.3% increase from the corresponding period in 2010.

•	Gross profit in the second quarter of 2011 was RMB105.6 million ($16.3 million), a 43.2% increase from the corresponding period in 2010.

•	Operating profit in the second quarter of 2011 was RMB19.4 million ($3.0 million), a 45.0% increase from the corresponding period in 2010.

•	IFRS profit in the second quarter of 2011 was RMB23.2 million ($3.6 million), as compared to an IFRS loss of RMB566.5 million ($87.6 million) in the corresponding period in 2010.

•	Non-GAAP profit from continuing operations in the second quarter of 2011 was RMB26.9 million ($4.2 million), a 150.6% increase from the corresponding period in 2010.

•

The Company had 4,451 subscribers to Easypass, its online marketing platform for new cars, and 1,440 customers for Transtar, its online marketing platform for used cars, during the six months ended June 30, 2011, compared to 2,361 and 901, respectively, in the corresponding period in 2010.

•

The Company announced on June 1, 2011 that it had signed an agreement with Baidu, the leading Chinese language Internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s Open Data Platform.

“In the second quarter of 2011, Bitauto maintained steady growth, with revenues increasing 43.3% year-on-year,” said William Li, chairman and chief executive officer of Bitauto. “Our growth was driven by the increasing recognition among auto makers and dealers that our bitauto.com and ucar.cn sites offer the broadest reach to potential new car and used car buyers. For the rest of 2011, Bitauto will continue to focus on advancing product technology, improving customer service quality, enhancing our brand, and building out our nationwide sales network. These efforts are essential to strengthening our competitive advantages and solidifying our leading position in China’s online auto-related information sector.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4635 to US$1.00, the effective noon buying rate as of June 30, 2011 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Andy Zhang, Bitauto’s chief financial officer, added, “In the second quarter, we recorded robust revenue growth while more than doubling non-GAAP profit from continuing operations. This strong performance highlights the success of our ongoing efforts to extend our market leadership by enhancing Bitauto’s brand awareness, expanding and improving our products and services, and broadening our sales network. This strategy will continue to underpin our growth in the coming quarters, as we leverage Bitauto’s critical mass in top-tier markets and our growing sales network in fast-growing lower-tier cities to bring more customers on to our online marketing platforms and develop the client base for our digital marketing services business. At the same time, we will continue to improve execution and operational efficiency across our network.”

Share Repurchase Program

Bitauto today announced that its board of directors has approved a share repurchase program, effective immediately, which authorizes the Company to repurchase up to US$10 million worth of its issued and outstanding American Depositary Shares, or ADSs, within twelve months.

The share repurchase program permits the Company to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume, and timing.

Second Quarter 2011 Results

Revenue by Business Segment
RMB000s (unaudited)	Three months ended
	June 30, 2010	% of Total Revenue	June 30, 2011	% of Total Revenue	% Change
bitauto.com business	64,216	59.1%	105,096	67.4%	63.7%
ucar.cn business	4,166	3.8%	7,584	4.9%	82.0%
Digital Marketing Solutions	40,388	37.1%	43,184	27.7%	6.9%

Total revenue	108,770	100.0%	155,864	100.0%	43.3%

Cost of Revenue by Business Segment
RMB000s (unaudited)	Three months ended
	June 30, 2010	% of Total Cost of revenue	June 30, 2011	% of Total Cost of revenue	% Change
bitauto.com business	18,740	53.5%	24,768	49.3%	32.2%
ucar.cn business	8,046	23.0%	8,848	17.6%	10.0%
Digital Marketing Solutions	8,236	23.5%	16,644	33.1%	102.1%

Total cost of revenue	35,022	100.0%	50,260	100.0%	43.5%

Gross profit margin	67.8%		67.8%

Bitauto reported revenue of RMB155.9 million ($24.1 million) for the second quarter of 2011, representing a 43.3% increase from the corresponding period in 2010. The increase in revenue was attributed to the growth of all three of the Company’s business lines.

Cost of revenue for the second quarter of 2011 was RMB50.3 million ($7.8 million), representing a year-over-year increase of 43.5% from RMB35.0 million ($5.4 million). Cost of revenue as a percentage of revenue in the second quarter of 2011 was 32.2%, compared to 32.2% in the same period one year ago.

Gross profit for the second quarter of 2011 was RMB105.6 million ($16.3 million), representing a 43.2% increase from the corresponding period in 2010.

Revenue from the bitauto.com business for the second quarter of 2011 was RMB105.1 million ($16.3 million), representing a 63.7% increase from the corresponding period in 2010. The increase was attributed to an increase in advertising revenue as a result of noticeably higher user traffic and enhanced brand awareness, as well as dealer subscription revenue growth arising from the successful execution of the Company’s strategy to expand its sales and services network.

Cost of revenue for the bitauto.com business for the second quarter of 2011 was RMB24.8 million ($3.8 million), representing a year-over-year increase of 32.2% from RMB18.7 million ($2.9 million). This was mainly due to an increase in business taxes which rose in line with revenue growth.

Gross profit from the bitauto.com business for the second quarter of 2011 was RMB80.3 million ($12.4 million), representing a 76.6% increase from the corresponding period in 2010.

Revenue from the ucar.cn business for the second quarter of 2011 was RMB7.6 million ($1.2 million), representing an 82.0% increase from the corresponding period in 2010. The increase in revenue was mainly attributed to increased demand for advertising services on ucar.cn and the growth in the number of Transtar customers.

Cost of revenue for the ucar.cn business for the second quarter of 2011 was RMB8.8 million ($1.4 million), representing a year-over-year increase of 10.0% from RMB8.0 million ($1.2 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ used automobile listing information.

Gross loss from the ucar.cn business for the second quarter of 2011 was RMB1.3 million ($0.2 million), compared to a gross loss of RMB3.9 million ($0.6 million) in the corresponding period in 2010.

Revenue from the digital marketing solutions business for the second quarter of 2011 was RMB43.2 million ($6.7 million), representing a 6.9% increase from the corresponding period in 2010. The year-on-year increase reflects a one-off increase in advertising and marketing spending by a number of automakers who conducted short-term marketing projects for new car launches during the corresponding period last year.

Cost of revenue for the digital marketing solutions business for the second quarter of 2011 was RMB16.6 million ($2.6 million), representing a year-over-year increase of 102.1% from RMB8.2 million ($1.3 million). The increase was mainly due to lower-margined services, such as event planning and execution, accounting for a larger percentage of the total services provided to digital marketing solutions customers in the second quarter, as well as the impact of a revenue ramp-up period for certain new customers added during the second quarter.

Gross profit from the digital marketing solutions business for the second quarter of 2011 was RMB26.5 million ($4.1 million), representing a 17.5% decrease from the corresponding period in 2010.

Selling and administrative expenses were RMB78.4 million ($12.1 million) for the second quarter of 2011, representing an increase of 46.9% from the corresponding period in 2010. This increase was mainly due to an increase in salaries and benefits for employees and expenses relating to the cooperative agreement between Bitauto and Baidu, pursuant to which Bitauto exclusively provides auto-related content for Baidu’s Open Data Platform starting June 1, 2011.

Product development expenses were RMB7.9 million ($1.2 million) for the second quarter of 2011, an 11.7% increase from the corresponding period in 2010. The increase was primarily due to an increase in research and development personnel-related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB3.8 million ($0.6 million) in the second quarter of 2011, compared to RMB2.1 million ($0.3 million) in the corresponding period in 2010. The increase is mainly related to the issuance of new options in December 2010.

Operating profit in the second quarter of 2011 was RMB19.4 million ($3.0 million), representing a 45.0% increase from the corresponding period in 2010.

Income tax expense in the second quarter of 2011 was RMB4.2 million ($0.6 million), compared to an income tax expense of RMB4.8 million ($0.7 million) in the corresponding period in 2010.

IFRS profit in the second quarter of 2011 was RMB23.2 million ($3.6 million). Basic and diluted profit per American Depositary Share (“ADS”), each representing one ordinary share, in the second quarter of 2011 amounted to RMB0.56 ($0.09) and RMB0.54 ($0.08), respectively.

Non-GAAP profit from continuing operations in the second quarter of 2011 was RMB26.9 million ($4.2 million), a 150.6% increase from the corresponding period in 2010. Non-GAAP basic and diluted profit per ADS in the second quarter of 2011 amounted to RMB0.65 ($0.10) and RMB0.63 ($0.10), respectively.

As of June 30, 2011, the Company had cash and cash equivalents of RMB644.7 million ($99.7 million). Cash used in operating activities and cash used for capital expenditures in the second quarter of 2011 were RMB38.5 million ($6.0 million) and RMB9.0 million ($1.4 million), respectively.

Trade receivables was RMB405.5 million ($62.7 million) as of June 30, 2011, compared to RMB283.7 million ($43.9 million) as of December 31, 2010. Days sales outstanding (“DSO”)2 were approximately 115 days in the second quarter of 2011.

The number of employees totaled 1,401 as of June 30, 2011, a 15.8% increase from the same period in 2010.

Third Quarter 2011 Outlook

Bitauto currently expects to generate revenue in the range of RMB155.0 million ($24.0 million) to RMB160.0 million ($24.8 million) in the third quarter of fiscal year 2011, representing a 28.5% to 32.7% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.65 ($0.10) in the third quarter of 2011.

This forecast takes into consideration seasonality factors in Bitauto’s business, and reflects management’s current and preliminary view, which is subject to change.

[2]	For the online advertising services we provide as part of our digital marketing solutions business, we act as an agent in placing our automaker customers’ advertisements on the websites of our media vendors. We enter into publishing schedule agreements with our automaker customers and into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. We record receivables from our automaker customers and corresponding payables due to our media vendors. As such, we record accounts receivable from our customers and accounts payable to media vendors on a gross basis. We receive fees in the capacity of an agent for assisting our automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis. As a result, to calculate DSO that is indicative of the operations, the denominator of DSO calculation includes the gross value of the advertisements placed that correspond to the gross payables recorded due to the media vendors. The Company’s DSO is defined as average trade and notes receivables divided by revenue including the gross value of advertisements, multiplied by 90 days.

Conference Call Information

Bitauto’s management will hold an earnings conference call today, August 12, 2011, at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-866-270-6057
Hong Kong:	+852-3002-1672
North China:	+10-800-852-1490 and +10-800-712-2655
International:	+1-617-213-8891

Passcode:	74628042

A replay of the conference call may be accessed by phone at the following number until August 19, 2011:

US:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	53277607

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for third quarter and fiscal year 2011 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of the Company’s convertible preference shares, (ii) changes in fair value of the Company’s convertible promissory notes, (iii) finance costs relating to the Company’s preference shares, (iv) share-based payments and (v) non-capitalized IPO expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the charges resulting from its convertible preference shares being characterized as liabilities under IFRS. In addition, all convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering in November 2010, and, as a result, there has been no such charges relating to convertible preference shares starting 2011. Furthermore, this non-GAAP financial measure eliminates the impact of items that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit from continuing operations has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable IFRS financial measure are set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel:+86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel:+86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel:+1-212-333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	June 30, 2010 Unaudited	June 30, 2011 Unaudited

Continuing operations
Revenue	108,769,499	155,863,601
Cost of revenue	(35,022,186)	(50,260,460)

Gross profit	73,747,313	105,603,141

Selling and administrative expenses	(53,342,873)	(78,367,600)
Product development expenses	(7,050,340)	(7,874,771)

Operating profit	13,354,100	19,360,770

Other income	542,346	7,525,313
Other expenses	(427,803)	(530,996)
Changes in fair value of derivative component of convertible preference shares	(537,235,637)	—
Interest income	175,738	979,286
Interest expense	(182,900)	—
Finance costs on convertible preference shares	(2,685,495)	—

(Loss)/profit before tax from continuing operations	(526,459,651)	27,334,373

Income tax expense	(4,791,724)	(4,172,370)

(Loss)/profit for the period from continuing operations	(531,251,375)	23,162,003

(Loss)/profit for the period	(566,466,934)	23,162,003
Total comprehensive (loss)/income for the period	(565,801,987)	16,087,369

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	10,745,054	26,924,479

Reconciliation of IFRS (loss)/profit from continuing operations to non-GAAP profit from continuing operations

	For the Three Months Ended
	June 30, 2010	June 30, 2011
	Unaudited	Unaudited

Loss/(profit) from continuing operations	(531,251,375)	23,162,003
Changes in fair value of derivative component of convertible preference shares	537,235,637	—
Finance costs on convertible preference shares	2,685,495	—
Share-based payments	2,075,297	3,762,476

Non-GAAP profit from continuing operations	10,745,054	26,924,479

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2010 Audited	June 30, 2011 Unaudited

Assets
Current assets	1,137,963,151	1,117,856,114
Non-current assets	37,732,672	47,313,743

Total assets	1,175,695,823	1,165,169,857

Liabilities
Current liabilities	352,283,145	314,167,928

Total liabilities	352,283,145	314,167,928

Total equity	823,412,678	851,001,929

Total liabilities and equity	1,175,695,823	1,165,169,857